Form 40-F
period 2018-12-31
CannTrust Holdings Inc.
filed 2019-03-28
CIK 1652499

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018	Commission File Number 001- 38777

CannTrust Holdings Inc.
(Exact name of Registrant as specified in its charter)

Ontario, Canada
(Province or other jurisdiction of incorporation or organization)

2833
(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable
(I.R.S. Employer Identification Number (if applicable))

3280 Langstaff Road, Unit 1

Vaughan, Ontario L4K 4Z8, Canada

Telephone: (647) 872-2300
(Address and telephone number of Registrant’s principal executive offices)

C T Corporation System

1015 15th Street, NW, Suite 1000

Washington, District of Columbia 20005

Telephone: (202) 572-3111
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class Common Shares (no par value)	Name of each exchange on which registered New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

At December 31, 2018, the Registrant had outstanding 105,608,486 Common Shares, without par value.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

YES ☒         NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

YES ☒         NO ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

☐

EXPLANATORY NOTE

CannTrust Holdings Inc. (the “Registrant”) is a Canadian corporation eligible to file its Annual Report pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F. The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 40-F are forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”). Additionally, the safe harbor provided in Section 21E of the Exchange Act and Section 27A of the Securities Act applies to any forward-looking information provided pursuant to “Off-Balance Sheet Arrangements” and “Tabular Disclosure of Contractual Obligations” in this Annual Report on Form 40-F. Please see “Management’s Discussion and Analysis” on page 1 of the Management Discussion and Analysis for the fiscal year ended December 31, 2018 of the Registrant, attached as Exhibit 99.3 to this Annual Report on Form 40-F, and “Cautionary Statement Regarding Forward Looking Statements” on pages 1-2 of the Annual Information Form for the fiscal year ended December 31, 2018 of the Registrant, attached as Exhibit 99.1 to this Annual Report on Form 40-F.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Annual Report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States.

The Registrant prepares its consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”). As a result, the Registrant’s consolidated financial statements may not be comparable to financial statements of U.S. companies prepared in accordance with U.S. generally accepted accounting principles.

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2018, based upon the Bank of Canada published daily average exchange rate, was U.S.$1.00 = CDN$1.3642.

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

PRINCIPAL DOCUMENTS

Annual Information Form

The Registrant’s Annual Information Form for the fiscal year ended December 31, 2018 is filed as Exhibit 99.1 and incorporated by reference in this Annual Report on Form 40-F.

Audited Annual Financial Statements

The audited consolidated financial statements of the Registrant for the fiscal year ended December 31, 2018, including the Independent Auditor’s Report with respect thereto, are filed as Exhibit 99.2 and incorporated by reference in this Annual Report on Form 40-F.

Management’s Discussion and Analysis

The Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2018 is filed as Exhibit 99.3 and incorporated by reference in this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES

Certifications

The required certifications are included in Exhibits 99.4, 99.5, 99.6 and 99.7 of this Annual Report on Form 40-F.

Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operation of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) under the Exchange Act) was carried out by the Registrant’s principal executive officer and principal financial officer. Based upon that evaluation, the Registrant’s principal executive officer and principal financial officer have concluded that, as of the end of the period covered by this report, the design and operation of the Registrant’s disclosure controls and procedures are effective to ensure that (i) information required to be disclosed in reports that the Registrant files or submits to regulatory authorities is recorded, processed, summarized and reported within the time periods specified by regulation, and (ii) is accumulated and communicated to management, including the Registrant’s principal executive officer (the “CEO”) and principal financial officer (the “CFO”), to allow timely decisions regarding required disclosure.

It should be noted that while the Registrant’s CEO and CFO believe that the Registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant’s disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management Report on Internal Control Over Financial Reporting

This Annual Report on Form 40-F does not include a report of management’s assessment regarding internal controls over financial reporting due to a transition period established by rules of the U.S. Securities and Exchange Commission (the “Commission”) for newly public companies.

Attestation Report of Independent Auditor

This Annual Report on Form 40-F does not include an attestation report of the Registrant’s registered public accounting firm due to a transition period established by rules of the Commission for newly public companies.

In accordance with the United States Jumpstart Our Business Startup Act (the “JOBS Act”) enacted on April 5, 2012, the Registrant qualifies as an “emerging growth company” (an “EGC”), which entitles the Registrant to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. Specifically, the JOBS Act defers the requirement to have the Registrant’s independent auditor assess the Registrant’s internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. As such, the Registrant is exempted from the requirement to include an auditor attestation report in this Form 40-F for so long as the Registrant remains an EGC, which may be for as long as five years following its initial registration in the United States.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2018, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2018 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

Audit Committee

The Board of Directors has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing the accounting and financial reporting processes of the Registrant and audits of the Registrant’s annual financial statements. As of the date of this Annual Report on Form 40-F, the members of the Audit Committee are Mark Dawber, John Kaden and Robert Marcovitch.

The Board of Directors of the Registrant has determined that all members of the Audit Committee are “independent,” as such term is defined under the rules of The New York Stock Exchange (“NYSE”). Further, the Registrant has determined that all members of the Audit Committee are financially literate, meaning that they must be able to read and understand fundamental financial statements.

Audit Committee Financial Expert

The Board of Directors of the Registrant has determined that the Chair of the Audit Committee, Mark Dawber, is an “audit committee financial expert,” as defined in General Instruction B(8)(b) of Form 40-F. The Commission has indicated that the designation of Mark Dawber as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liability on him that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

CODE OF ETHICS

The Registrant has adopted a written code of ethics for its directors, officers and employees entitled “Code of Business Conduct and Ethics” (the “Code”). The Code includes, among other things, written standards for the Registrant’s principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions, which are required by the Commission for a code of ethics applicable to such officers. A copy of the Code is posted on the Registrant’s website at https://canntrust.ca/investor-relations/.

The Code was amended in September and October of 2018 and in February of 2019 to make minor clarifications to existing provisions and conform to NYSE regulations. No “waiver” or “implicit waiver,” as such terms are defined in Note 6 to General Instruction B(9) of Form 40-F, was granted relating to any provision of the Code during the year ended December 31, 2018.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP (“KPMG”) were appointed auditors of the Registrant effective December 21, 2018. Aggregate fees billed to the Registrant for professional services rendered by KPMG and its affiliates during the fiscal year ended December 31, 2018 and by RSM Canada LLP (“RSM”), the Registrant’s previous external auditor, for the fiscal year ended December 31, 2017 are detailed below (stated in Canadian dollars):

	Fiscal 2018	Fiscal 2017
Audit Fees	$413,915	$165,000
Audit-Related Fees	$61,528	$34,000
Tax Fees	$19,773	$10,000
All Other Fees	$-	$15,000
Total Fees	$495,216	$224,000

The nature of each category of fees is as follows:

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the Registrant’s annual financial statements (RSM: 2017 – $165,000 and 2018– $168,915; and KPMG: 2017– $Nil and 2018 – $245,000).

Audit-Related Fees

Audit-related fees are defined as the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Registrant’s interim financial statements and are not reported under the Audit Fees item above (RSM: 2017 – $34,000 and 2018 – $61,528; KPMG: 2017 – $Nil and 2018 – $Nil).

Tax Fees

Tax fees are defined as the aggregate fees billed for professional services rendered by the Registrant’s external auditor for tax compliance, tax advice and tax planning (RSM: 2017 – $10,000 and 2018 – $19,773; KPMG: 2017 – $Nil and 2018 – $Nil).

All Other Fees

All other fees include fees for products and services provided by the Registrant’s external auditor, other than services reported under Audit Fees, Audit-Related Fees or Tax Fees items above. There were no other fees paid with respect to fiscal 2018.

Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Registrant’s auditor must be pre-approved by the Audit Committee of the Registrant.

For the fiscal year ended December 31, 2018, all audit and non-audit services performed by the Registrant’s auditor were pre-approved by the Audit Committee of the Registrant, pursuant to Rule 2-01(c)(7)(i) of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2018, the Registrant does not have any “off-balance sheet arrangements” (as that term is defined in paragraph 11(ii) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of December 31, 2018, information with respect to the Registrant’s known contractual obligations:

	Payments Due by Period (All amounts in thousands of Canadian dollars)
Contractual Obligations	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Lease obligations(1)	$67,233	$6,600	$6,845	$6,790	$46,998
Total Contractual Obligations	$67,233	$6,600	$6,845	$6,790	$46,998

(1)	The Registrant is committed to lease and maintenance payments for a 20-year term to secure the rights to cogeneration equipment pursuant to an agreement with Envest Corp. to provide cogeneration derived heat and power at the Registrant’s Perpetual Harvest Facility. See Note 16 to the Registrant’s Audited Consolidated Financial Statements for the year ended December 31, 2018 for details (a copy of which is filed herewith as Exhibit 99.2).

 INTERACTIVE DATA FILE

The Registrant is submitting as Exhibit 101 to this Annual Report on Form 40-F its Interactive Data File.

MINE SAFETY DISCLOSURE

Not applicable.

CORPORATE GOVERNANCE

The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and its common shares are listed on the NYSE. A summary of significant differences between corporate governance practices followed by the Registrant and corporate governance practices required to be followed by U.S. domestic companies under the NYSE’s Listing Standards (disclosure required by section 303A.11 of the NYSE Listed Company Manual) is disclosed on the Registrant’s website at https://canntrust.ca/investor-relations/.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an Annual Report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant filed an Appointment of Agent for Service of Process and Undertaking on Form F-X on March 1, 2019, with respect to the class of securities in relation to which the obligation to file this Annual Report on Form 40-F arises.

Any further change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX

Exhibit No.	Title of Exhibit

Principal Documents

99.1	Annual Information Form of the Registrant for the year ended December 31, 2018

99.2	Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2018 together with the Auditors’ Report thereon

99.3	Management’s Discussion and Analysis of the operating and financial results of the Registrant for the year ended December 31, 2018

Certifications

99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.6	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

Consents

99.8	Consent of KPMG LLP

99.9	Consent of RSM Canada LLP

XBRL

101*	XBRL Documents

* To be filed by amendment

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANNTRUST HOLDINGS INC.

By:	/s/ Greg Guyatt
Name: Greg Guyatt
Title: Chief Financial Officer

Date: March 28, 2019

-8-