Form 40-F/A
period 2018-12-31
CannTrust Holdings Inc.
filed 2019-04-05
CIK 1652499

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

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

The purpose of this Amendment No. 1 to our Annual Report on Form 40-F (the “Original Form 40-F”) for the fiscal year ended December 31, 2018, as filed with the Securities and Exchange Commission on March 28, 2019, is to (i) include certain revisions reflected in “Controls and Procedures - Disclosure Controls and Procedures” below that were previously included in Management’s Discussion and Analysis for the fiscal year ended December 31, 2018 filed as Exhibit 99.3 to the Original Form 40-F and (ii) submit Exhibit 101 to the Form 40-F, which contains the eXtensible Business Reporting Language (“XBRL”) Interactive Data Files required to be submitted pursuant to Rule 405 of Regulation S-T.

Except as set forth above, this Amendment No. 1 does not modify or update any of the disclosures in the Original Form 40-F. This Amendment No. 1 speaks as of the time of filing the Original Form 40-F, and does not reflect subsequent events occurring after the filing of the Original Form 40-F. Pursuant to Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended, the complete text of Exhibit 101 of the Form 40-F in its entirety is attached to this Amendment No. 1.

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

CONTROLS AND PROCEDURES

Certifications

The required certifications are included in Exhibits 99.4, 99.5, 99.6 and 99.7 of this Annual Report on Form 40-F.

Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operation of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) under the Exchange Act) was carried out by the Registrant’s principal executive officer and principal financial officer. Based upon that evaluation, the Registrant’s principal executive officer and principal financial officer have concluded that, as of the end of the period covered by this report, as a result of a deficiency with respect to non-routine transaction assessment, the design and operation of the Registrant’s disclosure controls and procedures were not effective to ensure that (i) information required to be disclosed in reports that the Registrant files or submits to regulatory authorities is recorded, processed, summarized and reported within the time periods specified by regulation, and (ii) is accumulated and communicated to management, including the Registrant’s principal executive officer (the “CEO”) and principal financial officer (the “CFO”), to allow timely decisions regarding required disclosure.

As of December 31, 2018, as disclosed in the Management’s Discussion and Analysis filed as Exhibit 99.3 hereto, the Registrant’s accounting personnel did not have sufficient resources with appropriate knowledge of IFRS to allow for an independent review in complex areas of financial reporting with respect to non-routine transactions, resulting in a reasonable likelihood that a material misstatement to the consolidated financial statements may not be prevented or detected on a timely basis. As a result of the non-routine transaction assessment, management concluded that the disclosure controls and procedures (“DCP”) were not effective as of December 31, 2018, and has since implemented new mitigating controls and procedures. This assessment was not related to internal control deficiencies identified for routine operating activities. Management has consistently embraced the importance of maintaining a robust DCP program and is committed to enhancing the current system through continuous improvement and review.

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

Changes in Internal Control over Financial Reporting

Except as described herein, during the year ended December 31, 2018, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

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

EXHIBIT INDEX

Exhibit No.	Title of Exhibit

Principal Documents
99.1*	Annual Information Form of the Registrant for the year ended December 31, 2018
99.2*	Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2018 together with the Auditors’ Report thereon
99.3*	Management’s Discussion and Analysis of the operating and financial results of the Registrant for the year ended December 31, 2018

Certifications
99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934
99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934
99.6	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002
99.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

Consents
99.8*	Consent of KPMG LLP
99.9*	Consent of RSM Canada LLP

XBRL
101	XBRL Documents
*	Previously filed

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the Annual Report on Form 40-F/A to be signed on its behalf by the undersigned, thereunto duly authorized.

CANNTRUST HOLDINGS INC.

By:	/s/ Greg Guyatt
	Name:	Greg Guyatt
	Title:	Chief Financial Officer

Date: April 5, 2019

- 9 -